1333 N. California Boulevard, Suite 350 Walnut Creek, California 94596 T 925 944 9700 F 925 944 9701
January 9, 2006
Reply to:
VIA FAX (202) 772-9203	John W. Carr, Esq. E-mail: jcarr@sbllp.com

Abby Adams, Esq.

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.W.

Washington, D.C. 20549-0303

Re:	OSE-USA, Inc. (“OSE”) Orient Semiconductor Electronics Limited (“OSET”) OSE Acquisition Corporation (“OSEA”): Preliminary Schedule 14C Filed 12/14/2005 Our File No.: 30207.010

Dear Ms. Adams:

In our telephone conference last Friday you identified four additional matters of concern with respect to OSE’s Schedule 14C filing. These were:

•	OSE’s estimates of additional SOX compliance expense, which you characterized as higher than those which the Commission has observed in similar circumstances.

•	The need for a clear statement whether Merger Sub and Orient have adopted the Fairness Opinion.

•	The need to clarify whether or not the supporting data and numbers included with the Fairness Opinion were changed from the time of its original presentation to OSE.

•	The need to clarify the source of the Cash Consideration value, $.006 per share, determined by OSE’s board of directors.

In response we ask that you consider the following:

•	Estimates of additional SOX compliance costs were a concern of the Audit Committee, whose Chairman, director Patrick Verderico, is also the sole “independent” member of the board of directors and its “financial expert” for purposes of SOX section 407. Mr. Verderico is a CPA and former CFO of Cypress Semiconductor and Creative Technology and partner of Pricewaterhouse Coopers. Mr. Verderico first brought this matter to the board’s attention and, at the Audit Committee’s direction, Chief Accounting Officer Elton Li researched the issue.

January 9, 2006	Page 2

Among other information, Mr. Li reviewed available technical literature, including an article which appeared in May 2004 and is available on the Social Science Research Network: Engel, Hayes and Wang, The Sarbanes-Oxley Act and Firms’ Going-Private Decisions. Because of the length of this article, I have not attached a copy; however, it can be downloaded from the following URL: http://papers.ssrn.com/sol3/papers.cfm?abstract_id=546626#PaperDownload

The authors conclude as to SOX compliance costs:

The exact costs associated with SOX compliance, including both out-of-pocket and opportunity costs, are difficult to estimate. The survey from CFO magazine reports executive estimates of average annual SOX compliance costs to be $500,000. A more recent survey by the Financial Executive Institute of 321 public company members of varying sizes estimates the incremental annual auditor attestation fees alone to average $590,100 and initial implementation costs (including external consulting, software and other vendor charges but excluding internal employee time) to average $732,100.

Additional and similar information is available at http://en.wikipedia.org/wiki/Sarbanes-Oxley_Act#Cost_of_implementation and http://www.post-gazette.com/pg/05290/590143.stm

OSE recognizes, of course, that much of this information is anecdotal, and that its own estimates are not at this time confirmable. However, OSE believes that its estimates are reasonable and not inconsistent with the available sources upon which OSE’s estimates are based. We suggest that the Commission’s concerns can be addressed by a revision of the Schedule 14C text to emphasize these qualifications. We have revised the text of page 10 accordingly.

•	We have revised the text on page 22 to clarify that the OSE board of directors’ determinations with regard to fairness and the Fairness Opinion were adopted by the boards of directors of Merger Sub and Orient.

•	We have revised the text on page 15 to state that the supporting data and numbers for the Fairness Opinion have been unchanged since its original submission to the OSE board of directors.

•	We have further revised the text on page 15 to clarify that Mr. Li was the source of the $.006 Cash Consideration determination and that he communicated that information to FSCG prior to delivery of the Fairness Opinion.

Marked revised pages are attached. You indicated a desire to complete your review tomorrow if possible, and OSE USA of course is most eager to be able to refile a “final” definitive copy of its Schedule 14C at the earliest opportunity. We look forward to your response. Under the circumstances, we ask, if possible, that the Commission waive the requirement to file marked copy. The definitive filing will be filed as revised definitive copy (DEFR14C).

Sincerely,

SHAPIRO BUCHMAN PROVINE & PATTON LLP

/s/ John W. Carr

Attachments

cc:	Elton Li

Athena Liao

Revised inserts for page 10:

(A)

With respect to these estimates:

•	Although our basic audit and accounting fees in recent years have not exceeded $200,000 and were approximately $115,000 during 2004, we expect, based on contacts with our current auditors and other potential providers, that these basic costs will double in 2006 and future years.

•	We expect that our legal, transfer agent and miscellaneous costs will remain at least the same as in the past.

•	Our internal administrative costs are attributable to three staff positions that will be eliminated when we become a private company.

•	Our directors’ and officers’ insurance premiums are relatively high due to our risk status as a public company. We expect that these costs will decrease dramatically or perhaps be eliminated when we become a private company.

(B)

In addition, we expect increased cost due to additional regulations and compliance procedures which will be required of public companies beginning in 2006 under Section 404 of the Sarbanes-Oxley Act of 2002. These additional costs, which would include one-time additional audit consulting fees to analyze the company’s current internal control, to evaluate its effectiveness, to prepare a report on internal control and to audit internal control, as well as additional ongoing audit cost to audit internal control on an ongoing basis, increased staff costs to facilitate routine Section 404 audit and increased administrative cost to sustain internal control. We have no firm estimates of these additional costs, but believe, based on our review of published literature on the expected range and size of these costs and consultations with our current auditors and other potential providers, that they will be substantial.

Page 15 inserts:

(A) At this time also, Mr. Li analyzed available market information and concluded, after consulting with Orient and based upon the prevailing current market price of $.01 per share for the common stock and its thin trading volume, that the fair price for the common stock should be a reasonable discount from $.01 per share. He further concluded, and confirmed with Orient, that the consideration for the common stock should be set at $.006 per share. These conclusions were shared with FSCG. [N.B. Text following this insert should be a new paragraph, and date should be changed from August 24 to August 26.]

(B) FSCG’s financial analysis and conclusions have not been changed from those presented with the August 26, 2005 draft opinion.

Page 22 insert:

The Board of Directors’ determinations, including its determinations of fairness to the Minority Shareholders and its adoption of the Fairness Opinion of OSE’s financial advisor, were also considered and adopted by the Boards of Directors of Orient and Merger Sub.

Page 32: Change date at end of 3d paragraph from August 31 to August 26